UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

01877H100

(CUSIP Number of Class of Securities)

Melvin L. Keating

President and Chief Executive Officer

2900 Lakeside Drive

Santa Clara, California 95054-2831

(408) 855-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Peter J. Tennyson

Paul Hastings Janofsky & Walker LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92626

(714) 668-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,000,000	$3,210

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $3.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,210	Filing Party:	Alliance Semiconductor Corporation

Form or Registration No.:	Schedule TO	Date Filed:	August 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Alliance Semiconductor Corporation, a Delaware corporation (the “Company”), to purchase up to $30,000,000 in value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $3.00 nor less than $2.75, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together with any supplements and amendments thereto, collectively constitute the “Tender Offer.”

The information in the Tender Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Offer to Purchase is hereby amended and supplemented as follows:

(1) In Section 3 of the Offer to Purchase, under the last subsection entitled “United States Federal Income Tax Withholding,” the last sentence of the third paragraph is hereby replaced with the following:

“We recommend that foreign stockholders consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a reduction to or an exemption from the withholding tax and the refund procedure.”

(2) In Section 5 of the Offer to Purchase, the second sentence of the third paragraph is hereby replaced with the following:

“In the event that proration is not necessary, we expect that payment for shares tendered and accepted for payment pursuant to the Tender Offer will commence within four business days after the Expiration Time, but, with respect to particular shares, only after timely receipt by the Depository of:

•	certificates for shares or a timely book entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an agent’s message); and

•	any other required documents.”

In addition, the second sentence of the fifth paragraph in Section 5 of the Offer to Purchase is hereby replaced with the following:

“In the event of proration, we may not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Tender Offer until up to seven business days after the Expiration Time, because we have given stockholders up to three trading days to deliver certificates pursuant to a notice of guaranteed delivery. If there are no shares to be so delivered for which we must wait to compute prorated purchases, we expect to be able to commence payments within four business days.”

(3) In Section 14 of the Offer to Purchase, the last paragraph is hereby replaced with the following:

“We recommend that stockholders consult their own tax advisors to determine the tax consequences of the Tender Offer in light of their particular circumstances, including the application of federal, state, local and foreign tax laws.”

(4) In Section 15 of the Offer to Purchase, the following sentence is hereby inserted after the fourth sentence of the first paragraph:

“In addition, we may need to amend the Tender Offer in order to comply with rules promulgated under the Exchange Act. We have sought relief from the requirement to specify an exact number of shares being sought in the Tender Offer, and instead to allow the prices at which shares are tendered to determine the number of shares, within a set range. We may need to amend the Tender Offer depending on whether the relief we have sought from the SEC regarding compliance with certain elements of applicable rules is granted.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as set forth below, in order to rename what was previously listed as “Exhibit (a)(5)” as “Exhibit (a)(5)(C)”, and to add two new exhibits, Exhibit (a)(5)(A) and Exhibit (a)(5)(B).

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated August 25, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 25, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 25, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press release dated August 18, 2006(1)

(a)(5)(B)	Script for Investor Audio Webcast held August 18, 2006(1)

(a)(5)(C)*	Press release issued on August 25, 2006

(b)	Not applicable

(d)(1)	Stock Option Plan adopted by Alliance Semiconductor Corporation on April 7, 1992 and amended through September 19, 1996 (superseded by Exhibit (d)(2))

(d)(2)	Alliance Semiconductor Corporation 2002 Stock Option Plan(2)

(d)(3)	Form of Indemnity Agreement between Alliance Semiconductor Corporation and certain of its officers and directors(3)

(d)(4)	Form of Indemnity Agreement between Alliance Semiconductor Corporation and certain of its officers(4)

(d)(5)	Form of Stock Option Agreement under Alliance Semiconductor Corporation 2002 Stock Option Plan(5)

(d)(6)	Form of Amendment to Indemnity Agreement approved by the Board of Directors on October 17, 2005, incorporated by reference to the Form 8-K filed October 21, 2005(6)

(d)(7)	Settlement Agreement by and among Alliance Semiconductor Corporation and the other signatories listed therein dated as of October 17, 2005, incorporated by reference to the Form 8-K filed October 21, 2005(6)

(d)(8)	Employment Agreement with Melvin L. Keating dated December 1, 2005(7)

(d)(9)	Stock Option Agreement with Melvin L. Keating dated December 1, 2005(7)

(d)(10)	Employment Agreement with Karl H. Moeller, Jr. dated January 13, 2006(8)

(d)(11)	Notice of Grant of Stock Options and Option Agreement between Alliance Semiconductor Corporation and Karl H. Moeller, Jr. dated January 20, 2006(8)

(d)(12)	Notice of Grant of Stock Options and Option Agreement between Alliance Semiconductor Corporation and Melvin L. Keating dated March 28, 2006(9)

(g)	Not applicable

(h)	Not applicable

*	Filed with Alliance Semiconductor Corporation’s Schedule TO-I on August 25, 2006, and incorporated by reference herein.

(1)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on August 18, 2006.

(2)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on July 15, 2002.

(3)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Registration Statement on Form SB-2 (File No. 33-69956-LA) declared effective by the Commission on November 30, 1993.

(4)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on June 27, 1997.

(5)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on June 23, 2005.

(6)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on October 21, 2005.

(7)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on December 5, 2005.

(8)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on January 20, 2006.

(9)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on April 3, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006	ALLIANCE SEMICONDUCTOR CORPORATION

/s/ MELVIN L. KEATING
Melvin L. Keating
President and Chief Executive Officer